SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                   Under the Securities Exchange Act of 1934*


                            Maguire Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    559775101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 29, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 559775101                                     Page 2 of 8 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,410,000
BY EACH REPORTING     -------- -------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,410,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,410,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.02%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 559775101                                     Page 3 of 8 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,410,000
BY EACH REPORTING     -------- -------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,410,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,410,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.02%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 559775101                                     Page 4 of 8 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Offshore Master Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,921,000
BY EACH REPORTING     -------- -------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,921,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,921,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                    SCHEDULE 13D

--------------------------                              ------------------------
CUSIP No. 559775101                                     Page 5 of 8 Pages
--------------------------                              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Advisors II L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,921,000
BY EACH REPORTING     -------- -------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,921,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,921,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 8 to Schedule 13D ("Amendment No. 8") amends the
Schedule 13D filed on April 1, 2008 (as amended by Amendment No. 1 thereto filed on May 21, 2008, Amendment No. 2 thereto filed on May 23, 2008, Amendment No. 3 thereto filed on June 26, 2008, Amendment No. 4 thereto filed on July 7, 2008, Amendment No. 5 thereto filed July 18, 2008, Amendment No. 6 thereto filed December 19, 2008, Amendment No. 7 thereto filed on April 16, 2009 and this Amendment No. 8, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund") and Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II" and together with the Management Company, Mr. Loeb and the Offshore Master Fund, the "Reporting Persons"). This Amendment No. 8 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Maguire Properties, Inc., a Maryland corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Master Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund.

Item 5.     Interest in Securities of the Issuer

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, each of the Management Company and Mr. Loeb beneficially owns 2,410,000 shares of Common Stock, representing 5.02% of the 47,981,347 shares of Common Stock outstanding as of May 8, 2009, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009. The percentages used herein and in the rest of this Amendment No. 8 are calculated based upon such number of outstanding shares. As of the date of this Schedule 13D, the Offshore Master Fund directly beneficially owns 1,921,200 shares of Common Stock, representing 4.00% of the outstanding shares of Common Stock, and Advisors II, as general partner of the Offshore Master Fund, beneficially owns 1,921,200 shares of Common Stock, representing 4.00% of the outstanding shares of Common Stock.

     Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,410,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and Advisors II share voting power and dispositive power over the 1,921,200 shares of Common Stock directly beneficially owned by the Offshore Master Fund.

     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in Common Stock since the filing of Amendment No. 7. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Master Fund, at the direction of the Management Company, Advisors II and Mr. Loeb, in Common Stock since the filing of Amendment No. 7. All of the transactions set forth on Schedule A and Schedule B were effected in open market transactions on the New York Stock Exchange. Except for the transactions set forth on Schedule A and Schedule B hereto, since the filing of Amendment No. 7, there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

     (e) The Offshore Master Fund and Advisors II ceased to be the beneficial owners of more than five percent of the outstanding Common Stock on May 21, 2009.

                                      -7-


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 2, 2009



                                 THIRD POINT LLC

                                 By:   Daniel S. Loeb, Chief Executive Officer


                                 By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                 DANIEL S. LOEB


                                 By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact




                                 THIRD POINT OFFSHORE MASTER FUND, L.P.

                                 By: Third Point Advisors II L.L.C.,
                                       its general partner
                                 By:   Daniel S. Loeb, Managing Director


                                 By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact





               [SIGNATURE PAGE TO AMENDMENT NO. 8 TO SCHEDULE 13D
                    WITH RESPECT TO MAGUIRE PROPERTIES, INC.]

                                 THIRD POINT ADVISORS II L.L.C.

                                 By:   Daniel S. Loeb, Managing Director


                                 By:  /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact



                                                Schedule A


                                (Transactions by the Funds in Common Stock)


         Date                  Transaction                      Shares                      Price Per Share($)
         ----                  -----------                      ------                      ------------------

----------------------- ---------------------------- -------------------------------- ---------------------------------
       4/13/09                      BUY                          150,000                            1.59
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       4/13/09                     SELL                          150,000                            1.59
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/21/09                     SELL                          145,000                            1.24
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/22/09                     SELL                          50,000                             1.21
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/26/09                     SELL                          50,000                            1.238
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/27/09                     SELL                          50,000                            1.183
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/28/09                     SELL                          100,000                           1.081
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/29/09                     SELL                          90,000                            1.003
----------------------- ---------------------------- -------------------------------- ---------------------------------


                                                Schedule B


                        (Transactions by the Offshore Master Fund in Common Stock)

         Date                  Transaction                      Shares                      Price Per Share($)
         ----                  -----------                      ------                      ------------------

----------------------- ---------------------------- -------------------------------- ---------------------------------
       4/13/09                      BUY                          150,000                            1.59
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/21/09                     SELL                          145,000                            1.24
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/22/09                     SELL                          50,000                             1.21
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/26/09                     SELL                          50,000                            1.238
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/27/09                     SELL                          50,000                            1.183
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/28/09                     SELL                          100,000                           1.081
----------------------- ---------------------------- -------------------------------- ---------------------------------
----------------------- ---------------------------- -------------------------------- ---------------------------------
       5/29/09                     SELL                          90,000                            1.003
----------------------- ---------------------------- -------------------------------- ---------------------------------